September 1, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC

Amendment to Registration Statement on Form S-1

File Number: 333-220128

Dear Mr. Reynolds:

On behalf of our client, Celcuity LLC (the “Company”), we are submitting this letter in response to the comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 23, 2017 regarding Amendment No. 2 to the Company’s draft Registration Statement on Form S-1, which was submitted for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act on August 14, 2017. Prior to addressing the Comments, the Company filed its Registration Statement on Form S-1 (Registration No. 333-220128) (the “Registration Statement”) on a public basis on August 23, 2017.

The Company’s response to the Comments are set forth below. The Company is concurrently submitting Amendment No. 1 to its Registration Statement via EDGAR for review by the Staff (the “Amended Registration Statement”). For the convenience of the Staff, each Comment is restated in bold and italics prior to the response to such Comment. All defined terms used in this letter have the respective meanings ascribed to them in the Amended Registration Statement, unless otherwise indicated.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 1, 2017

Prospectus Summary, page 1

1.	We note your response to comment 1. Please clarify that you need to complete a variety of activities in order to develop CELx tests into commercially viable products, as you disclose in the risk factor on page 12. Also explain how your clinical trials affect your strategy. For example, disclose how the results of the clinical trials will affect your ability to enter into a potential partnership with a pharmaceutical company. Where you state that you “anticipate generating significant revenue from CDx pharmaceutical partners,” also disclose the risks associated with finding such partners and generating revenue.

Response: The Company has revised its disclosures in the Prospectus Summary, pages 2 and 4 of the Amended Registration Statement, and the Business section, pages 51, 52, 53 and 56 of the Amended Registration Statement, to further explain the commercial development process for its CELx tests and activities to be completed in connection with such process, and to provide additional detail regarding the Company’s business strategy. The Company has revised its disclosures in the Risk Factors section, pages 12, 13 and 14 of the Amended Registration Statement, to clarify that it is not able to determine whether its CELx tests are currently commercially viable, to emphasize the importance of pharmaceutical partnerships in achieving the Company’s business strategy and the potential risks of not obtaining the expected partnerships, and to further clarify the potential impact that clinical trials may have on the Company’s ability enter into and maintain expected partnerships with pharmaceutical companies.

2.	We note your response to comment 2. Please disclose the date of the NCI SEER Review to which you cite throughout the filing.

Response: The requested disclosure has been added to the Prospectus Summary, page 2 of the Amended Registration Statement, and the Business section, pages 51, 52, 57, 62 and 63 of the Amended Registration Statement.

Summary Financial Data and Pro Forma Financial Data, page 9

Selected Financial Data and Pro Forma Financial Data, page 38

3.	Please remove the pro forma information for the year ended December 31, 2015. Refer to Rule 11-02(c)(2)(i) of Regulation S-X. Please also present a reconciliation to pro forma net loss on page 9.

Response: As requested, the Company has removed the stated pro forma information in the Summary Financial Data and Pro Forma Financial Data section, pages 9 and 10 of the Amended Registration Statement, and the Selected Financial Data and Pro Forma Financial Data section, pages 39 and 40 of the Amended Registration Statement. In addition, the Company has added disclosure to show a reconciliation to pro forma net loss in the Summary Financial Data and Pro Forma Financial Data section, page 9 of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 1, 2017

Financial Statements, page F-1

4.	As noted on pages 39 and 91, it appears that a reverse stock split will occur prior to effectiveness in conjunction with the LLC conversion. If so, please revise your financial statements and disclosures throughout the filing to give retroactive effect to the reverse stock split prior to effectiveness. Refer to SAB Topic 4:C.

Response: As requested, the Company has revised its financial statements and disclosures throughout the Amended Registration Statement to give retroactive effect to the reverse stock split that will effectively occur as a result of the anticipated LLC Conversion prior to the Company’s contemplated initial public offering.

Should you have any questions or comments, please contact me at (612) 492-7252.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer
Direct Dial: 612.492.7252
Email: rbrauer@fredlaw.com

cc:

Brian F. Sullivan, Chief Executive Officer, Celcuity LLC

Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP

Blaise Rhodes, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Michael Killoy, Securities and Exchange Commission

Brigitte Lippmann, Securities and Exchange Commission

62073473